[LETTERHEAD OF JONES, WALKER, WAECHTER, POITEVENT, CARRERE &
                                 DENEGRE L.L.P.


                                                       Edward B. Crosland, Jr.
                                                       Direct Dial 202-944-1101
                                                       Direct Fax 202-944-1109
                                                       ecrosland@joneswalker.com

                                November 7, 2005


Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
         Re:      FirstFed Bancorp, Inc. et al
                  Schedule 13 E-3
                  File No. 5-41864
                  ----------------
                  Schedule 14A
                  File No. 0-19609
                  ----------------

Dear Mr. Pressman:

         We are writing in response to comments No. 2-5 contained in the comment letter dated November 4, 2005 on the above-referenced filings, a copy of which is attached hereto.

         In summary, these comments request additional information regarding FirstFed Bancorp's proposed private placement, including an analysis of the possible application of Regulation M to the transaction and an analysis of the exemption from registration under the Securities Act of 1933 on which FirstFed is relying.

Regulation M
------------
         We do not believe that Regulation M was intended to apply since the types of market practice abuses covered by Regulation M are not present in the proposed transaction. The prices per share to be paid in both the merger ($11.00) and the private placement ($10.00) are fixed. No amount of trading activity during the distribution period will effect the valuation or the per share prices.

         We recognize, however, that although the private placement may not involve "special selling efforts and selling methods," it may satisfy the "magnitude" criterion of the definition of "distribution" in Regulation M. We also recognize that the Division of Market Regulation in Staff Legal Bulletin No. 9 concluded that publicly-traded securities and restricted securities, which are otherwise identical in all material respects, are considered to be the same security.

Therefore, the private placement offering will be structured to avoid any conflict with, or appearance of a conflict with, the terms and conditions of Regulation M.

         In Staff Legal Bulletin No. 9, the Division of Market Regulation also expressed its view that the Regulation M "restricted period" in connection with a merger begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which stockholders can vote on the merger. Based on this analysis, FirstFed proposes either (i) to obtain binding commitments from private placement offerees prior to mailing the proxy soliciting materials (see the definitive proxy statement of First Southern Bancshares, Inc., dated December 17, 2004, at page 58-File No. 000-25478), or
(ii) to effect the private placement offer and sale subsequent to the Special Meeting of Stockholders. In our opinion, such a structure will avoid any conflict with the terms and conditions of Regulation M.

Private Placement
-----------------
         FirstFed is relying on the so-called "private placement" exemption under Section 4(2) of the 1933 Act. In addition, FirstFed expects to rely on Rule 506 in Regulation D under the 1933 Act. Rule 506 provides that there shall be no more than 35 non-accredited purchasers of the securities from the issuer in any offering under this section. FirstFed expects to solicit no more than 50 individuals who are believed to be qualified Subchapter S corporation stockholders. Of these 50 individuals, at least 50% are believed to be "accredited investors" as defined in Rule 501 under Regulation D.

         If we understand your comments No. 3 and 5 correctly, you are requesting our analysis as to whether the private placement should be integrated with another "offering" in connection with the vote on the merger. To provide such an analysis requires a conclusion that current FirstFed stockholders, who qualify to continue as FirstFed stockholders after the company has elected to be taxed as a Subchapter S corporation, will receive a new or different security.

         If this were the case in the proposed FirstFed merger transaction, Rule 145 under the 1933 Act would be applicable. In the Preliminary Note to Rule 145, the Commission stated: "The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is a new investment decision, whether to accept a new or different security in exchange for their existing security."

         We do not believe that Rule 145, and in particular Rule 145(a)(2), applies to FirstFed. Current stockholders who satisfy the requirements of a qualifying stockholder will remain common stockholders of the same Delaware corporation, with the same rights and privileges as they had prior to the transaction.

         It is important to recognize that the election to be a Subchapter S corporation will be a change in the tax status of FirstFed only. To accomplish this, and continue to be eligible to receive the federal tax benefits of a Subchapter S corporation after completion of the transaction, qualifying stockholders will agree to certain restrictions on transfer. As the Division of Market

Regulation concluded above with respect to Regulation M, publicly-traded securities and restricted securities are considered to be the same security.

         In addition, please note that FirstFed is not the first registrant to propose this type of transaction (see the definitive proxy statement of American Bancorp, Inc. dated August 12, 2000 -- File No. 000-11928).

         We appreciate your consideration and cooperation in this matter and are available to meet with you if a meeting will facilitate your resolution of the matters discussed above.

                                                    Sincerely,



                                                    /s/ Edward B. Crosland, Jr.
                                                    ---------------------------
                                                    Edward B. Crosland, Jr.